September 7, 2010

Mr. Lyn Shenk
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N. E.
Washington, D.C. 20549

Re:	The E. W. Scripps Company Form 10-K for the Year Ended December 31, 2009 Filed March 5, 2010 Schedule 14A Filed March 24, 2010 File No. 01-16914

Dear Mr. Shenk,

In response to your letter dated August 24, 2010, regarding the SEC’s review of our Form 10-K and Schedule 14A for the year ended December 31, 2009, please find below your individual comments and the Company’s responses.

We have attempted to provide a clear and complete response to each comment. We also acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or would like to discuss any of the matters further, please contact me at (513) 977-3876.

Sincerely,

/s/ Douglas F. Lyons

Douglas F. Lyons
Vice President and Controller

cc:	Timothy E. Stautberg, Senior Vice President and Chief Financial Officer Deloitte & Touche LLP

Form 10-K for the year ended December 31, 2009

Risk Factors, page 11

1.	Please confirm that in future filings, you will delete the second sentence in the second paragraph on page 11. You should disclose all known material risks in this section.

We will remove the second sentence in the second paragraph on page 11 and ensure that we disclose all known material risks in this section.

Management’s Discussion and Analysis, page F-5

Critical Accounting Policies and Estimates, page F-6

2.	We note that you make certain estimates regarding future advertising volumes when estimating rebates and discounts and also when estimating make-good accruals for advertising contracts. Please revise to disclose the methodology and assumptions underlying these estimates and the impact of any changes in the estimates could have on your results of operations.

We evaluate our critical accounting policies at each reporting period. During the preparation of our next Form 10-Q for the quarter ending September 30, 2010 and the preparation of our Form 10-K for the year ending December 31, 2010, we will evaluate whether estimates surrounding our advertising rebates and make-good accruals are critical to the preparation of our financial statements. If in our judgment we determine that those estimates are critical to the preparation of our financial statements, we will include them as a critical accounting policy including disclosure on the methodology and assumptions underlying those estimates as well as how changes in those estimates could affect our results of operations.

At December 31, 2009, we determined that the estimates surrounding our advertising rebates and make-good accruals were not significant and therefore were not critical to the preparation of our financial statements.

Results of Operations, page F-9

3.	We believe that your disclosure could be improved by providing more information on the analysis of the underlying reasons for changes in revenues. For example, please provide a more robust discussion on the reasons for the significant increase in revenue from pure-play advertisers and more information on the “overall economic conditions” that are causing preprint revenues to decline. Also in this regard, it may be useful to provide a discussion on changes in volume and rates.

In our future filings, we will provide more information on the underlying reasons for the changes in revenues, including a discussion of volumes and rates for our newspaper division revenues if it is relevant to understanding the underlying changes in revenues. We will also ensure that we provide more clarity on the impact to our revenues when we use terms such as “overall economic conditions”.

4.	We note that the renegotiation of the renewal of your affiliation agreements with ABC and NBC could result in arrangements where affiliates share in funding of network programming costs and thus the elimination of network compensation historically paid to such affiliates. As this appears to be a known event and uncertainty affecting future results and trends, please revise to discuss how you expect this type of change to impact future network compensation.

In our future filings as our negotiations progress for the renewal of our affiliation agreements, we will provide more information on how changes in our network affiliation agreements may affect our future operating results.

Note 1. Summary of Significant Accounting Policies, page F-30
Impairment of Long-Lived Assets, page F-34.

5.	We note that property, plant and equipment comprise a significant portion of your total asset balance. Please tell us what consideration has been given to the possible impairment in the value of these assets in light of the recent restructuring events of the newspaper division as well as changes in the television division to centralize functions.

As part of our preparation of our quarterly and annual financial statements we considered the guidance in ASC 360-10-35-21 under which long-lived assets to be held and used should be tested for impairment if management believes that an impairment indicator exists as of the reporting date. We evaluated the impacts that the newspaper division restructuring and the centralization of functions within the television division would have on the recoverability of property, plant and equipment. In determining if we had impairment indicators we specifically considered the current and future expectations for revenues and cash flows of the newspaper and television divisions based on our internal forecast as well as the forecasts of industry analysts and our peers. We also considered the results of appraisals of our real property that had been prepared during 2009 for both the newspaper and television divisions. These appraisals indicated that the fair value of each property appraised was in excess of its carrying value.

With respect to our television division, we determined that there were no impairment indicators. Although we have begun efforts to centralize certain functions in our television division, these changes were not in response to poor operating results or cash flows, but were made to gain efficiencies from centralizing functions that did not need to be located at the individual properties. We also considered if it was necessary to accelerate depreciation for assets that after to the centralization will no longer be utilized at the individual stations and determined that no significant adjustment was necessary.

With respect to our newspaper division, we determined that we had indicators of impairment with respect to the long-lived assets.

After concluding that we had impairment indicators with respect to our newspaper division, we performed a Step-one impairment test of the newspaper division’s long-lived assets. We compared the cumulative expected undiscounted cash flows over the remaining life of the primary asset (the printing press) of the individual asset group to the carrying value of that group. The individual asset group utilized for the cash flow analysis is the individual market in which we publish newspapers. This is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. After completion of this analysis, we determined that the sum of the undiscounted cash flows of each individual asset group exceeded the carrying value of such asset group and therefore there was no impairment of the newspaper division’s long-lived assets.

Schedule 14A

Corporate Governance, page 8
Risk Oversight – the Board’s Role, page 11

6.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

In consultation with the Compensation Committee of the Board of Directors, members of management from the company’s Human Resources, Legal and Risk Management groups assessed whether the Company’s compensation policies and practices encourage excessive or inappropriate risk taking by our employees, including employees other than our named executive officers. This assessment included a review of the risk characteristics of our business, our internal controls and related risk management programs, and the design of our incentive plans and policies.

Although historically a significant portion of our executive compensation program is performance-based, the Compensation Committee has focused on aligning our compensation policies with the long-term interests of our shareholders and avoiding rewards that could create unnecessary risks to the Company, as evidenced by the following:

•	Our executive compensation program reflects an appropriate mix of compensation elements and balances current and long-term performance objectives, cash and equity compensation, and risks and rewards associated with executive roles;

•	We do not use highly-leveraged performance goals, but instead incentive opportunities are based on balanced performance metrics that promote disciplined progress toward long-term goals, and all payouts are capped at a pre-established percentage of base salary;

•	Long-term incentives which are partially performance based are granted annually and vest over a period of three to four years, so that executives always have unvested awards that could decrease significantly in value if our business is not managed for the long term; and

•	We established a “clawback policy,” under which we will require the reimbursement of any incentive compensation if the payment was predicated upon financial results that were subsequently the subject of a restatement caused by the recipient’s fraud or misconduct.

Management reported its findings to the Compensation Committee, and after review and discussion, the Compensation Committee concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on our business. On that basis management concluded that it did not need to include any disclosures pursuant to Item 402(s) of Regulation S-K.